Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Builds Traction in Growing Global Small Cell Market

Ottawa, Canada, Feb 19, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today provided an update on the growing business momentum for its small cell product line, which provides best-in-class wireless backhaul for small cell networks.  Small-cell network deployments are expected to grow rapidly as mobile operators throughout the world address an ever-increasing demand for mobile broadband network capacity.  The DragonWave Avenue portfolio is an all-outdoor small-cell backhaul solution that combines a high-capacity packet microwave system, integrated flat-mini antenna and system cover in a small, hardened enclosure in a zoning-optimized form factor for street-level deployment in urban environments.

DragonWave Avenue products are now being commercially deployed or trialed by major mobile operators around the world. Recently, a major Asian operator has begun volume deployments of all outdoor small cells utilizing DragonWave’s Avenue Link products, which are being deployed in urban areas at street level and are now carrying live traffic.

“DragonWave has a reputation for being the first to market with innovative products that raise the bar on wireless backhaul performance and we are proud of our collaboration with a Tier-One Asian operator to enable wireless backhaul for outdoor small-cell deployments.” said DragonWave President and CEO Peter Allen. “Our Avenue products are specifically designed for the urban small-cell network application and are demonstrating the time and cost savings that can be realized with a high-capacity wireless small-cell solution.”

Additionally, a major mobile operator in Russia has selected DragonWave’s Harmony Eband product portfolio for deployment in a greenfield small-cell network.  Harmony Eband allows operators to tap into readily available spectrum that is generally available at a lower cost and more lightly licensed than lower frequency spectrum. Equipped with a number of features that increase spectral efficiency and extend reach, Harmony Eband also includes extensive networking capabilities compliant with the latest Carrier Ethernet standards.

Wireless backhaul for outdoor small cells is also gaining momentum in North American, where a Tier-One mobile operator is expanding a DragonWave small-cell field trial beyond its successful initial phase. “This trial with a major North American carrier is exciting because it gives us the opportunity to showcase our technology and work closely with a customer as they move towards a commercial deployment. The knowledge and experience gained from this collaboration is invaluable for DragonWave, as the emerging small-cell market represents a potentially large new revenue opportunity for us,” said Mr. Allen

DragonWave is also jointly engaged in small-cell field trials with mobile operators in Europe and Latin America.

See DragonWave’s small cell portfolio on display at Mobile World Congress in Hall 7, Stand #7E12

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024